ALLGREEN PROPERTIES LIMITED

RECEIVED

2004 NOV 16 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046534

File No. 82-4959

Date: -1 NOV 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 12/8

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

DATE OF RELEASE OF RESULTS FOR THIRD QUARTER 2004

The Company wishes to advise that it intends to release its unaudited results for Third Quarter 2004 on or about 12 November 2004.

Submitted by Ms Isoo Tan, Company Secretary on 1/11/2004 to the SGX.